Exhibit 21.01

SUBSIDIARIES

NAME OF THE COMPANY	STATE OF INCORPORATION

Daniel M. Friedman & Associates, Inc.	New York

Diva Acquisition Corp.	Delaware

Adesso-Madden, Inc.	New York

Madden Direct, Inc.	Delaware

Steven Madden Construction Corp.	Delaware

Steven Madden Retail, Inc.	Delaware

Shoe Biz, Inc.	Delaware

Stevies, Inc.	Delaware

Unionbay Men’s Footwear, Inc.	Delaware